SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                         SCHEDULE 13D


            UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                         TRENWICK GROUP INC.
                          (Name of Issuer)


                COMMON STOCK, PAR VALUE, $.01 PER SHARE
                   (Title of Class of Securities)


                              895290104
                           (CUSIP Number)

                       W.B. RODMAN DAVIS, ESQ.
               ADAMS KLEEMEIER HAGAN HANNAH & FOUTS PLLC
                    701 GREEN VALLEY ROAD, SUITE 100
                             P.O BOX 3463
                        GREENSBORO, NC 27402
                            (336) 373-1600
    (Name, Address, and Telephone Number of Person Authorized
              To Receive Notice and Communications)


                           OCTOBER 27, 1999
     (Date of Event that Requires Filing of This Statement)














CUSIP No. 895290104

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    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Stuart Smith Richardson

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF             7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY          8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING        9   SOLE DISPOSITIVE POWER 209,453
PERSON
WITH                 10   SHARED DISPOSITIVE POWER 332,504

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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   541,957

-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.9%

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     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 895290104

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    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Peter L. Richardson

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF          7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY       8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING     9   SOLE DISPOSITIVE POWER 186
PERSON
WITH              10   SHARED DISPOSITIVE POWER 249,110

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   249,296

-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.4%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 895290104

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    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Lunsford Richardson, Jr.

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                      7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                   8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING                 9   SOLE DISPOSITIVE POWER 17,872
PERSON
WITH                          10   SHARED DISPOSITIVE POWER 55,532

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   73,404


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.4%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------




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CUSIP No. 895290104

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    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Richard G. Smith, III

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 27,787
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 328,087

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   355,874


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.9%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
           NO. OF ABOVE PERSON

          Robert Randolph Richardson

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 6,205
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 59,798

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   66,003


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.4%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





-----------------------------------------------------------------

CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Barbara R. Evans

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 98,721
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 244,180

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   342,901


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.9%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

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    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

           Norris W. Preyer, Jr.

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                    7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                 8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING               9   SOLE DISPOSITIVE POWER 1,145
PERSON
WITH                        10   SHARED DISPOSITIVE POWER 15,535

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   16,680


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Laurinda V. Lowenstein Douglas

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                     7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                  8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING                9   SOLE DISPOSITIVE POWER 2,136
PERSON
WITH                         10   SHARED DISPOSITIVE POWER 152,448

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   154,584


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Margaret W. Gallagher

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 0
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 31,302

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   31,302


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

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    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Estate of H. Smith Richardson, Jr.

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 285
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 0

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   285


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          James L. Richardson

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 1,574
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 18,170

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   19,744


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Chester F. Chapin

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                 7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY              8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING            9   SOLE DISPOSITIVE POWER 8,796
PERSON
WITH                     10   SHARED DISPOSITIVE POWER 2,613

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   11,409


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Charles S. Chapin

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                   7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING              9   SOLE DISPOSITIVE POWER 4,506
PERSON
WITH                       10   SHARED DISPOSITIVE POWER 2,613

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   7,119


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Lynn C. Guzenhauser

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                   7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING              9   SOLE DISPOSITIVE POWER 8,796
PERSON
WITH                       10   SHARED DISPOSITIVE POWER 2,613

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   11,409


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------






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CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Beatrix W. Richardson

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                   7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING              9   SOLE DISPOSITIVE POWER 9,254
PERSON
WITH                       10   SHARED DISPOSITIVE POWER 7,040

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   16,294


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.1%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





-----------------------------------------------------------------

CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Sion A. Boney III

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                  7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY               8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING             9   SOLE DISPOSITIVE POWER 16,068
PERSON
WITH                      10   SHARED DISPOSITIVE POWER 134,303

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   150,371


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.8%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

-----------------------------------------------------------------





-----------------------------------------------------------------

CUSIP No. 895290104

-----------------------------------------------------------------

    1     NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON

          Center for Creative Leadership

-----------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)     _____

     (b)     __X__

-----------------------------------------------------------------

     3     SEC USE ONLY

-----------------------------------------------------------------

     4     SOURCE OF FUNDS   OO

-----------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-----------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION     USA

-----------------------------------------------------------------

NUMBER OF                      7   SOLE VOTING POWER 0
SHARES
BENEFICIALLY                   8   SHARED VOTING POWER 1,181,002
OWNED BY
EACH REPORTING                 9   SOLE DISPOSITIVE POWER 0
PERSON
WITH                          10   SHARED DISPOSITIVE POWER 196,663

-----------------------------------------------------------------

     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON   196,663


-----------------------------------------------------------------

     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
            CERTAIN SHARES

-----------------------------------------------------------------

     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.1%

-----------------------------------------------------------------

     14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

-----------------------------------------------------------------



Item 1.     SECURITY AND COMPANY

     The title of the class of equity securities to which this
Schedule 13-D (the "Statement") relates is common stock, par value $.01 (the "Trenwick Common Stock"), of Trenwick Group Inc., a Delaware corporation ("Trenwick"). The principal executive offices of Trenwick are located at One Canterbury Green,Stamford, Connecticut 06901.

Item 2.  IDENTITY AND BACKGROUND

     (a) The names of the persons filing this Statement are Stuart Smith Richardson, Peter L. Richardson, Lunsford Richardson, Jr., Richard G. Smith, III, Robert Randolph Richardson, Barbra R. Evans, Norris W. Preyer, Laurinda V. Lowenstein Douglas, Margaret W. Gallagher, Estate of H. Smith Richardson, Jr., James L. Richardson, Chester F. Chapin, Charles
S. Chapin, Lynn C. Guzenhauser, Beatrix W. Richardson, Sion A. Boney, III, and Center for Creative Leadership ("CCL") (collectively the "Reporting Persons").
     (b) and (c) The principal occupation or employment and the residence or business address of each reporting Person is set forth on Schedule A.
     (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has had the result of subjecting such person to a judgment, decree, or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Chartwell Re Corporation ("Chartwell") entered into an Agreement and Plan of Merger dated June 21, 1999 (the "Merger Agreement"), which was filed with the SEC as Appendix A to the S-4 Form filing dated September 7, 1999 and is incorporated herein by reference, pursuant to which Chartwell merged with and into Trenwick on October 27, 1999. Trenwick is the corporation surviving the Merger.
     In the Merger, each Reporting Person holding Chartwell common stock received, in exchange for each Chartwell share,
0.825 shares of newly-issued Trenwick Common Stock. In connection with the merger of Piedmont Management Company, Inc., with and into Chartwell, the Reporting Persons entered into a Stockholders Agreement, dated December 13, 1995 (the
"Stockholders Agreement"),which was filed as Exhibit 2 in connection with the Reporting Persons 13-D filing dated December
26, 1995 (the "1995 Filing") as an exhibit thereto, and which is incorporated herein by reference. The Stockholders Agreement is described more fully in item 6.

Item 4.    PURPOSE OF THE TRANSACTION.

     The Trenwick Common Stock acquired by the Reporting Persons served as merger consideration and thereby facilitated the Merger of Chartwell and Trenwick.
     Each of the Reporting Persons, alone or with other Reporting Persons, intend to review from time to time Trenwick's business
affairs and financial position.   Based on such evaluation and
review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider, individually or collectively, from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Trenwick Common Stock through open market purchases, privately negotiated transactions, a public offering, or otherwise. Except as set forth above, the Reporting Persons share no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of the General Instructions of Information to be included in Statement Filed Pursuant to Item 4 of Schedule 13-D.

Item 5.    INTEREST IN SECURITIES OF THE COMPANY

     (a) The number and percentage of shares of Trenwick Common Stock controlled by each Reporting Person is set forth in Schedule B.
      As a result of the Stockholders Agreement, the parties signing such agreement may be deemed to constitute a "group" within the meaning of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and thus each member of such group would be deemed to beneficially own the shares of Trenwick Common Stock held by all group members. This group may be deemed to beneficially own an aggregate of 1,181,002 shares of Trenwick Common Stock or 6.4 % of the Trenwick Common Stock outstanding. Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person disclaims beneficial ownership of the shares of Trenwick Common Stock covered by this Statement other than those shares controlled by such Reporting Person as listed on Schedule B hereto under the heading "Total Number of Shares of Trenwick Common Stock."
     (b) Schedule B sets forth the number of shares of Trenwick Common Stock which each Reporting Person has sole or shared power to dispose of, including shares held as trustee or executor. Schedule C sets forth the trustees and executors with whom dispositive power is shared if applicable with respect to trust or estate shares. Because of the Stockholders Agreement, no Reporting Person is considered to have sole power to vote shares of Trenwick Common Stock, but each may be deemed to share power to vote 1,181,002 shares of Trenwick Common Stock.
     CCL, a North Carolina non-profit corporation, owns 196,663
shares of Trenwick Common Stock.   Stuart S. Richardson, and
Peter L. Richardson are CCL members and are also reporting persons in their individual capacity. These individuals' beneficial ownership of shares of Trenwick Common Stock is set forth in Schedule B to this Statement. General Instruction C of
Schedule 13-D requires that Trenwick share information be given with respect to other CCL members ( W. Winburne King, III, L. Richardson Preyer, Jr., Haynes Griffin, Eric R. Calhoun,
Ingar Skaag, Tom Hearn, Linda Lorimer, and John W. Red, Jr.) because of their corporate relationship with CCL, such members have no interest in Trenwick Common Stock other than the interest held by CCL. Therefore the CCL members, excluding Stuart Smith Richardson and Peter L. Richardson have an interest only in the 196,663 shares of Trenwick Common Stock held by CCL.
    (c) There have been no transactions effected in the shares of Trenwick Common Stock by any Reporting Person since August 22, 1999.
    (d) Because certain Reporting Persons "beneficially own" shares of Trenwick Common Stock by virtue of trustee or executor status in the Trusts or Estate, other individuals, specifically the trust beneficiaries or prospective estate beneficiaries, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Trenwick Common Stock. To the best knowledge of each Reporting Person, no single trust beneficiary or prospective estate beneficiary has the right or power with respect to more than 5% of the Trenwick Common Stock.
      (e)     Inapplicable.

Item 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
             RELATIONSHIP WITH RESPECT TO SECURITIES OF THE
             ISSUER.

     In connection with the merger of Piedmont Management, Inc., and Chartwell, Chartwell entered into a Stockholders Agreement, dated as of December 13, 1995, with the Reporting Persons and certain Chartwell stockholders, specifically Virginia Retirement Systems, Brinson Trust Company, as trustee of the Institutional Venture Capital Fund II, Michigan Mutual Insurance Company, FIMA Finance Management Inc., and Wand/Chartwell Investments L.P. Among other things, the Stockholders Agreement entitles the Reporting Persons to designate up to four persons for election to Chartwell's Board of Directors. The Stockholders Agreement further obligates Chartwell's nominating committee to recommend to Chartwell's Board of Directors those persons designated by the Reporting Persons for election to Chartwell's Board of Directors be included in the slate of nominees recommended by such Board of Directors to Chartwell's shareholders for election. The Stockholders Agreement also obligates each signing stockholder to vote all Chartwell Common Stock that such stockholder beneficially owns to elect or appoint all designees of the Reporting Persons included in Chartwell's slate for directors.
     In a Letter Agreement dated as of December 13, 1995 (the "Letter Agreement"), such Letter Agreement was reported as
Exhibit 3 in the 1995 Filing, and which is incorporated herein by reference, among the Reporting Persons, Mr. Stuart Smith Richardson was appointed to exercise the right of the Reporting Persons to designate the relevant Chartwell directors under the Stockholders Agreement.
    In connection with the merger between Piedmont Management, Inc., and Chartwell, the Reporting Persons entered into a Registration Rights Agreement dated as of December 13, 1995 (the "Registration Rights Agreement") with Chartwell and certain substantial Chartwell stockholders, such Registration Rights Agreement was reported as Exhibit 6 in the 1995 Filing, and which is incorporated herein by reference. Pursuant to the Registration Rights Agreement, upon the request of stockholders holding at least 400,000 shares of Chartwell Common Stock or any security convertible into 400,000 shares of Chartwell Common Stock, Chartwell must, subject to certain limited exceptions, use its best efforts to register such shares under the Securities Act of 1933, as amended. Upon the Merger, the Stockholders Agreement will continue in effect and remain legally binding upon the Reporting Persons and Trenwick will be legally bound as the successor in interest to Chartwell's interest under the Stockholders Agreement.
     The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 29, 1999 (the "Joint Filing Agreement"), whereby each Reporting Person agreed to a joint filing of this Statement and subsequent amendments thereto.
     The descriptions contained herein of the Stockholders Agreement, the Letter Agreement, the Registration Rights Agreement, and the Joint Filing Agreement are qualified in their entirety by reference to such agreements, copies of which were previously filed as exhibits to the 1995 Filing and are incorporated herein by reference.
    Certain Reporting Persons may also be related to members of the "Richardson Family," which members hold additional shares of Trenwick Common Stock. The "Richardson Family" refers to descendants of Lunsford Richardson, Sr., their spouses, trusts, a corporation in which they have interests, and charitable organizations established by such descendants. As of October
27, 1999, after giving effect to the Merger, such descendants and spouses (numbering approximately 190 persons), trusts, a corporation in which they have interests, and charitable organizations established by them owned approximately 69,691 shares of Trenwick Common Stock, excluding the shares disclosed by the Reporting Persons in the Schedule 13-D. These individuals and institutions have differing interests and may or may not vote their shares of Trenwick Common Stock in the same manner.
    Except for the agreements and the relationships described above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Trenwick, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    MATERIALS TO BE FILED AS EXHIBITS

    Exhibit A   Joint Filing Agreement

    The Stockholders Agreement, the Letter Agreement, and
Registration Rights Agreement are incorporated by reference to the respective exhibits of the 1995 filing as identified herein, rather than being set forth as exhibits.

    The Merger Agreement between Chartwell and Trenwick is incorporated by reference to Appendix A of the Trenwick Form S-4 filing dated September 4, 1999, rather than being set forth as an exhibit.

    After reasonable inquiry, and to the best knowledge and belief of, the undersigned certifies that the information set forth in this statement is true complete and accurate.

Date:   October 29, 1999

/s/  Sion A. Boney, III            /s/  Laurinda V. Lowenstein Douglas
--------------------------         ----------------------------------
Sion A. Boney, III                 Laurinda V. Lowenstein Douglas


/s/  Robert Randolph Richardson   /s/  Margaret W. Gallagher
------------------------------    --------------------------------
Robert Randolph Richardson         Margaret W. Gallagher

/s/ Stuart Smith Richardson        /s/  James L. Richardson
---------------------------        -----------------------------
Stuart Smith Richardson            James L. Richardson

/s/ Peter L. Richardson            /s/ Chester F. Chapin
---------------------------        -------------------------
Peter L. Richardson                Chester F. Chapin


/s/ Lunsford Richardson, Jr.       /s/ Charles S. Chapin
-----------------------------      --------------------------
Lunsford Richardson, Jr.           Charles S. Chapin


/s/ Richard G. Smith, III          /s/ Lynn C. Gunzenhauser
-----------------------------      -------------------------------
Richard G. Smith, III              Lynn C. Gunzenhauser

/s/  Barbara R. Evans              /s/ Beatrix W. Richardson
-------------------------          -------------------------------
Barbara R. Evans                   Beatrix W. Richardson

/s/ Norris W. Preyer, Jr.          CENTER FOR CREATIVE LEADERSHIP
----------------------------       By:/s/ John W. Red, Jr.,
Norris W. Preyer, Jr.              ------------------------------
                                   John W. Red, Jr., Attorney-in-fact

ESTATE OF H. SMITH RICHARDSON, JR.
By: /s/ Stuart Smith Richardson
---------------------------------
Stuart Smith Richardson, Executor



                             SCHEDULE A

Name and Residence Address    Principal Occupation and Address
--------------------------    ---------------------------------
Sion A. Boney, III            Pharmaceutical Executive
132 Elm Road                  Nelson Communications
Princeton, NJ 98540           41 Madison Avenue
                              New York, NY 010010


Robert Randolph Richardson    Retired
PO Box 70                     N/A
Amagansett, NY   11937


Stuart Smith Richardson       Executive
32 Bibbins Road               Foot of Broad Street, Suite 201
Easton, CT   06615            Stratford, CT 06497


Peter L. Richardson           Executive
1285 Mill Hill Road           Smith Richardson Foundation
Southport, CT 06490           60 Jessup Road
                              Westport, CT 06880


Lunsford Richardson, Jr.      Chairman of Board of
Seven Indian Spring Road      Richardson Corporation
Rowayton, CT 06853            Six Butler Street
                              Norwalk, CT   06850


Richard G. Smith, III         Executive
2325 Cob Tail Way             Executive Jet Aviation
Blacklick, OH 43004           625 North Hamilton Road
                              Columbus, OH 43219


Barbara R. Evans              Private Investor
Five Fernwood Road
Summit, NJ 07901


Norris W. Preyer, Jr.         Educator
701 Whispering Marsh          Dept. of Physics & Astronomy
Charleston, SC 29412          College of Charleston
                              Charleston, SC   29424


Laurinda V. Lowenstein Douglas    Private Investor
29 West 15th Street
New York, NY 10011

Margaret W. Gallagher         Marketing and Communications Executive
5618 Rock Hill Mill Road      The Nature Conservancy's Center for
The Plains, VA 20198-1854     Compatible Economic Development
                              7 E. Market Street, Suite 210
                              Leesburg, VA 22075

Center for Creative           Non-Profit Educational Institution
Leadership                    PO Box 26300
One Leadership Place          Greensboro, NC 27438-6300
Greensboro, NC 27410-9427


Estate of H. Smith            Stuart Smith Richardson, Executor
Richardson, Jr.               Foot of Broad Street
c/o Piedmont Financial        Suite 201
Company, Inc.                 Stratford, CT   06497
701 Green Valley Road,
Suite 300
Greensboro, NC 27408


James L. Richardson           Paramedic
Hill Crest Estates            1056 E. 19th Ave.
1710 Sonegate Drive           Denver, CO   80128
Estes Park, CO   80517


Chester F. Chapin             Retired
141 Wellesley Crescent Circle
Apt. 203
Redwood City, CA   94062


Charles S. Chapin             Artist and Owner of
317 Water Street              Boat Rental Business
Apalachicola, FL 32320        317 Water Street
                              Apalachicola, FL   32320


Lynn C. Gunzenhauser          Writer
231 Wilson Road               231 Wilson Road
Oneonta, NY   13820           Oneonta, NY   13820


Beatrix W. Richardson         Private Investor
Seven Indian Spring Road
Rowayton, CT   06853






                                SCHEDULE B


                Total Number   Total Percent   Sole       Shared
                of Share of    of Chartwell    Dispostive Dispostive
                Chartwell      Common Stock    Power      Power
Name            Common Stock   Outstanding
--------------  ------------   ------------   -------     -------
Sion A.
Biony, III        150,371          0.8%        16,068     134,303

Robert Randolph
Richardson         66,003          0.4%         6,205      59,798

Stuart Smith
Richardson        541,957          2.9%       209,453     332,504

Peter L.
Richardon         249,296          1.4%           186     249,110

Lunsford
Richardson, Jr.    73,404          0.4%        17,872      55,532

Richard G.
Smith, III        355,874          1.9%        27,787     328,087

Barbara R.
Evans             342,901          1.9%        98,721     244,180

Norris W.
Preyer, Jr.        16,680          0.1%         1,145      15,535

Laurinda V.
Lowenstein
Douglas           154,584          0.8%         2,136     152,448

Margaret W.
Gallagher          31,302          0.2%             0      31,302


Estate of H. Smith
Richardson, Jr.       285          0.0%            285          0

Center for
Creative
Leadership        196,663          1.1%              0    196,663

James L.
Richardson         19,744          0.1%          1,574     18,170

Chester F.
Chapin             11,409          0.1%          8,796      2,613

Charles S.
Chapin              7,119          0.0%          4,506      2,613

Lynn C.
Guzenhauser        11,409          0.1%          8,796      2,613

Beatrix W.
Richardson         16,294          0.1%          9,254      7,040


                              SCHEDULE C

                        Individuals with Whom
                     Dispositive Power Is Shared
                  (Item 2 Information - See Schedule A)


                                       Persons With Whom Dispositive
Name or Reporting Person               Power Is Shared (See 1 Below)
------------------------               -----------------------------
Sion A. Boney, III                     RGS, III; NWP,, Jr.; LVLD;
(SAB, III)                             BRE; SSR; LR, Jr.; MWG; BWR

Robert Randolph Richardson             LR, Jr.; PLR; BRE
(RRR)

Stuart Smith Richardson                PLR; SAB, III; RGS, III
(SSR)

Peter L. Richardson                    SSR;LR, Jr.; RRR
(PLR)

Lunsford Richardson, Jr.               RRR; PLR; RGS, III; SAB, III;
(LR, Jr.)                              BRE; LVLD; MWG; BWR

Richard G. Smith, III                  BRE; SAB, III; NWP, Jr.; LVLD
(RGS, III)                             SSR; LR, Jr.; MWG; BWR

Barbara R. Evans                       RGS, III; RRR; LVLD; JLR;
(BRE)                                  SAB, III; LR, Jr.; WMG; BWR

Norris W. Preyer, Jr.                  RGS, III; SAB, III
(NWP)

Laurinda V. Lowenstein Douglas         RGS, III; BRE; SAB, III;
(LVLD)                                 LR, Jr.; MWG; BWR

Margaret W. Gallagher                  RGS, III; SAB, III; LR, Jr.;
(MWG)                                  BRE; LVLD; BWR

Estate of H. Smith Richardson          PLR(2); SSR(2)(See 2 below)

James L. Richardson                    BRE
(JLR)


Chester F. Chapin                      CSC; LCG
(CFC)

Charles S. Chapin                      CFC; LCG
(CSC)

Lynn C. Gunzenhauser                   CFC; CSC

Beatrix W. Richardson                  SAB, III; LR, Jr.; RGS, III;
(BWR)                                  BRE; LVLD; MWG


     (1) These individuals share dispositive power of Trenwick Common Stock as co-trustees, except as otherwise noted.

     (2) These individuals share dispositive power of Trenwick Common Stock as executors of the Estate of H. Smith Richardson, Jr.




                              EXHIBIT A

                         JOINT FILING AGREEMENT

      THIS JOINT FILING AGREEMENT (the "Agreement") is entered into this 29th day of October, 1999 between Sion A. Boney, III, Robert Randolph Richardson, Stuart Smith Richardson, Peter L. Richardson, Lunsford Richardson, Jr., Richard G. Smith, III, Barbara R. Evans,
Norris W. Preyer, Jr., Laurinda V. Lowenstein Douglas, Margaret W. Gallagher, Center for Creative Leadership, James L. Richardson,
Chester F. Chapin, Charles S. Chapin, Lynn C. Guzenhauser, Beatrix W. Richardson, and the Estate of H. Smith Richardson, Jr., (collectively the "Parties").

      WHEREAS, a Statement on Schedule 13D (the "Schedule") for filing with the Securities Exchange Commission was prepared on behalf of the Parties with respect to beneficial ownership of shares in Trenwick Group, Inc.; and

      WHEREAS, the Parties wish to confirm that the Schedule is to be filed on behalf of each of the Parties.

      NOW THEREFORE, it is agreed that the Schedule is the statement of each of the undersigned, and that the information therein is true, complete, and correct to the best of their knowledge.


/s/  Sion A. Boney, III            /s/  Laurinda V. Lowenstein Douglas
--------------------------         ----------------------------------
Sion A. Boney, III                 Laurinda V. Lowenstein Douglas


/s/  Robert Randolph Richardson   /s/  Margaret W. Gallagher
------------------------------    --------------------------------
Robert Randolph Richardson         Margaret W. Gallagher


/s/ Stuart Smith Richardson        /s/  James L. Richardson
---------------------------        -----------------------------
Stuart Smith Richardson            James L. Richardson


/s/ Peter L. Richardson            /s/ Chester F. Chapin
---------------------------        -------------------------
Peter L. Richardson                Chester F. Chapin


/s/ Lunsford Richardson, Jr.       /s/ Charles S. Chapin
-----------------------------      --------------------------
Lunsford Richardson, Jr.           Charles S. Chapin


/s/ Richard G. Smith, III          /s/ Lynn C. Gunzenhauser
-----------------------------      -------------------------------
Richard G. Smith, III              Lynn C. Gunzenhauser



/s/  Barbara R. Evans              /s/ Beatrix W. Richardson
-------------------------          -------------------------------
Barbara R. Evans                   Beatrix W. Richardson


/s/ Norris W. Preyer, Jr.          CENTER FOR CREATIVE LEADERSHIP
----------------------------       By:/s/ John W. Red, Jr.,
Norris W. Preyer, Jr.              ------------------------------
                                   John W. Red, Jr., Attorney-in-fact

ESTATE OF H. SMITH RICHARDSON, JR.
By: /s/ Stuart Smith Richardson
---------------------------------
Stuart Smith Richardson, Executor